UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2011

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K for the quarter ended September 30, 2011. This Form 6-K is hereby incorporated by reference into the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008 on Form F-3D (Registration No. 333-151329) the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on August 19, 2010 on Form F-3 (Registration No 333-168938) and the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011 on Form S-8 (Registration No. 333-173207).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 3, 2011	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED SEPTEMBER 30, 2011

Unless we otherwise specify, when used in this Report the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly owned subsidiaries, which provide us with technical, administrative and strategic services.

References to shipbuilders are as follows:

Shipbuilders	Reference
Hyundai Heavy Industries Co., Ltd.	HHI
Hyundai Samho Heavy Industries Co., Ltd.(1)	HSHI
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu
Jiangsu Yangzijiang Shipbuilding Co., Ltd.	Jiangsu
Odense-Lindo Shipyard Ltd.	Odense-Lindo
Samsung Heavy Industries Co., Ltd.	Samsung
Zhejiang Shipbuilding Co. Ltd.	Zhejiang

(1)	A subsidiary of HHI.

References to customers are as follows:

Customers	Reference
A.P. Møller-Mærsk A/S	APM
China Shipping Container Lines (Asia) Co., Ltd(1)	CSCL Asia
Compañia Sud Americana De Vapores S.A.	CSAV
COSCO Container Lines Co., Ltd(3)	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd USA, LLC (2)	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.	MOL
United Arab Shipping Company (S.A.G.)	UASC

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL
(2)	A subsidiary of Hapag-Lloyd, AG, or Hapag-Lloyd
(3)	A subsidiary of China COSCO Holdings Company Limited

We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships, which are also commonly referred to as vessels. In this Report, we identify the classes of the vessels in our fleet by their approximate average TEU capacity of the vessels in each class. However, we note that the actual TEU capacity of the vessels may differ from the approximate average TEU capacity.

The information and the unaudited consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission, or the Commission, on March 30, 2011, or our 2010 Annual Report. We prepare our consolidated financial statement in accordance with United States generally accepted accounting principles, or GAAP.

ii

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	September 30, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$415,736	$34,219
Accounts receivable	1,375	1,017
Prepaid expenses	18,764	11,528

	435,875	46,764

Vessels (note 3)	4,810,904	4,210,872

Deferred charges (note 4)	45,085	37,607

Other assets (note 5)	92,702	81,985

	$5,384,566	$4,377,228

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 11(a))	$34,713	$28,394
Deferred revenue	8,758	10,696
Current portion of other long-term liabilities (note 7)	33,997	19,096

	77,468	58,186

Long-term debt (note 6)	2,943,565	2,396,771

Other long-term liabilities (note 7)	596,442	524,716

Fair value of financial instruments (note 13(c))	568,561	407,819

Shareholders’ equity:

Share capital (note 8):
Preferred shares; $0.01 par value; 65,000,000 shares authorized
Class A common shares; $0.01 par value;
200,000,000 shares authorized; 69,292,009 shares issued and outstanding (2010 - 68,601,240)
Class B common shares; $0.01 par value; 25,000,000 shares authorized; nil shares issued and outstanding (2010 - nil)
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding (2010 - 100)	838	691
Additional paid in capital	1,883,883	1,526,822
Deficit	(627,340)	(469,616)
Accumulated other comprehensive loss	(58,851)	(68,161)

	1,198,530	989,736

	$5,384,566	$4,377,228

Commitments and contingent obligations (note 12)

Subsequent events (note 14)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Revenue	$154,826	$111,351	$409,493	$289,265

Operating expenses:
Ship operating (note 2)	35,930	29,229	99,805	78,269
Depreciation	37,696	26,929	100,472	71,302
General and administrative	3,932	2,577	11,658	6,885
Loss on vessels	8,890	—	8,890	—

	86,448	58,735	220,825	156,456

Operating earnings	68,378	52,616	188,668	132,809

Other expenses (income):
Interest expense	13,998	8,293	34,801	20,272
Interest income	(144)	(5)	(471)	(41)
Undrawn credit facility fee	952	1,011	3,434	3,072
Amortization of deferred charges (note 4)	1,599	808	4,296	2,296
Change in fair value of financial instruments	174,580	113,388	253,525	336,547

	190,985	123,495	295,585	362,146

Net loss	$(122,607)	$(70,879)	$(106,917)	$(229,337)

Loss per share (note 9):
Class A common share, basic and diluted	$(2.01)	$(1.15)	$(2.19)	$(3.67)
Class C common share, basic and diluted	—	—	—	—

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Loss

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Net loss	$(122,607)	$(70,879)	$(106,917)	$(229,337)

Other comprehensive income:
Amounts reclassified to net loss during the period	2,933	3,601	9,312	9,643

Comprehensive loss	$(119,674)	$(67,278)	$(97,605)	$(219,694)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Nine months ended September 30, 2011

	Number of common shares		Number of preferred shares			Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class C	Series A	Series B	Series C
Balance, December 31, 2009	67,734,811	100	200,000	—	—	$677	$2	$1,489,936	$(349,802)	$(81,247)	$1,059,566
Series B preferred shares issued (note 8)	—	—	—	260,000	—	—	3	25,997	—	—	26,000
Fees and expenses in connection with issuance of preferred shares	—	—	—	—	—	—	—	(104)	—	—	(104)
Shares issued through dividend reinvestment program (note 8)	708,325	—	—	—	—	7	—	7,693	—	—	7,700
Share-based compensation expense (note 10):
Restricted class A common shares and phantom share units issued	158,104	—	—	—	—	2	—	2,668	—	—	2,670
Net earnings	—	—	—	—	—	—	—	—	(87,747)	—	(87,747)
Other comprehensive income	—	—	—	—	—	—	—	—	—	13,086	13,086
Dividends on class A common shares ($0.45 per share)	—	—	—	—	—	—	—	—	(30,658)	—	(30,658)
Dividends on Series B preferred shares	—	—	—	—	—	—	—	632	(1,409)	—	(777)

Balance, December 31, 2010	68,601,240	100	200,000	260,000	—	686	5	1,526,822	(469,616)	(68,161)	989,736
Series C preferred shares issued (note 8)	—	—	—	—	14,000,000	—	140	349,860	—	—	350,000
Fees and expenses in connection with issuance of preferred shares	—	—	—	—	—	—	—	(9,736)	—	—	(9,736)
Premium on issuance of Series C preferred shares	—	—	—	—	—	—	—	4,303	—	—	4,303
Shares issued through dividend reinvestment program (note 8)	647,569	—	—	—	—	7	—	9,415	—	—	9,422
Share-based compensation expense (note 10):
Restricted class A common shares and phantom share units issued	43,200	—	—	—	—	—	—	1,703	—	—	1,703
Net loss	—	—	—	—	—	—	—	—	(106,917)	—	(106,917)
Other comprehensive income	—	—	—	—	—	—	—	—	—	9,310	9,310
Dividends on class A common shares ($0.50 per share)	—	—	—	—	—	—	—	—	(34,425)	—	(34,425)
Dividends on Series B preferred shares	—	—	—	—	—	—	—	841	(1,813)	—	(972)
Dividends on Series C preferred shares	—	—	—	—	—	—	—	—	(13,894)	—	(13,894)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	675	(675)	—	—

Balance, September 30, 2011	69,292,009	100	200,000	260,000	14,000,000	$693	$145	$1,883,883	$(627,340)	$(58,851)	$1,198,530

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Cash provided by (used in):

Operating activities:
Net loss	$(122,607)	$(70,879)	$(106,917)	$(229,337)
Items not involving cash:
Depreciation	37,696	26,929	100,472	71,302
Share-based compensation (note 10)	1,014	706	2,266	1,980
Amortization of deferred charges (note 4)	1,599	808	4,296	2,296
Amounts reclassified from other comprehensive loss to interest expense	2,784	3,520	8,970	9,444
Unrealized change in fair value of financial instruments	142,496	84,903	160,742	252,462
Loss on vessels	8,890	—	8,890	—
Changes in assets and liabilities:
Prepaid expenses and accounts receivable	(4,728)	(1,112)	(7,594)	(3,463)
Other assets and deferred charges	(1,658)	(1,996)	(9,045)	(4,627)
Accounts payable and accrued liabilities	(886)	(3,002)	5,757	2,674
Deferred revenue	1,447	130	(1,938)	(5,058)
Other long-term liabilities	(4,002)	—	(7,241)	—

Cash provided by operating activities	62,045	40,007	158,658	97,673

Financing activities:
Preferred shares issued, net of share issue costs	(89)	(15)	344,567	25,880
Draws on credit facilities (note 6)	544,863	124,820	547,160	487,300
Repayment on credit facilities (note 6)	(366)	—	(366)	—
Other long-term liabilities (note 7)	—	—	—	21,250
Repayment on Other long-term liabilities (note 7)	(6,210)	—	(11,910)	—
Financing fees (note 4)	(6,941)	(237)	(8,008)	(3,314)
Dividends on common shares	(9,378)	(6,324)	(25,004)	(16,630)
Dividends on series B preferred shares	(327)	(328)	(972)	(449)
Dividends on series C preferred shares	(7,824)	—	(13,894)	—

Cash provided by financing activities	513,728	117,916	831,573	514,037

Investing activities:
Expenditures for vessels	(302,906)	(17,446)	(602,171)	(592,071)
Restricted cash	(5,000)	—	—	(5,000)
Intangible assets	(944)	(156)	(2,528)	(1,330)
Investment in affiliate	(4,015)	—	(4,015)	—

Cash used in investing activities	(312,865)	(17,602)	(608,714)	(598,401)

Increase in cash and cash equivalents	262,908	140,321	381,517	13,309

Cash and cash equivalents, beginning of period	152,828	6,388	34,219	133,400

Cash and cash equivalents, end of period	$415,736	$146,709	$415,736	$146,709

Supplementary information (note 11(b))

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

1.	General:

Seaspan Corporation (the Company) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies.

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. They do not include all disclosures required under United States generally accepted accounting principles for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2010 consolidated financial statements filed with the Securities and Exchange Commission in the Company’s Annual Report on Form 20-F.

2.	Related party transactions:

The ultimate beneficial owners of Seaspan Management Services Limited (the Manager) also directly and indirectly own common shares, or common shares and preferred shares, of the Company. The Manager and its subsidiaries also have certain officers and directors in common with the Company.

The Company has entered into management agreements with the Manager for the provision of certain technical, strategic and administrative services for fees:

•

Technical Services - The Manager is responsible for providing ship operating services to the Company in exchange for a fixed fee per day per vessel as described below. The technical services fee does not include certain extraordinary items, as defined in the management agreements.

•

Administrative and Strategic Services - The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company. In connection with entering into the agreement to provide the Company with strategic services, the Company issued 100 incentive shares to the Manager (note 8).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

2.	Related party transactions (continued):

The following are technical service fees under the Management Agreements:

Vessel class (TEU)	Number of vessels	Weighted-average technical services fee (in whole amounts, per vessel per day)

2500	10	$5,132
3500	2	5,242
4250	24	5,465
4500	5	6,916
4800	4	7,848
5100	4	6,482
8500	10	7,268
9600	2	7,406
13100	8	8,441

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Costs incurred under the Management Agreements:
Technical services	$36,297	$28,990	$100,003	$77,979
Dry-dock activities included in technical services	1,565	1,267	4,331	3,359
Administrative and strategic services	18	18	54	54
Reimbursed expenses	1,098	753	2,928	2,263
Construction supervision	377	438	1,599	1,198
Costs incurred with the Manager and parties related thereto:
Consulting services	—	42	84	150
Arrangement fee	1,620	—	1,620	1,500
Technical service fees advance	3,868	—	3,868	—
Transaction fee	369	—	369	—

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

3.	Vessels:

		Accumulated	Net book
September 30, 2011	Cost	depreciation	value
Vessels	$4,762,375	$385,682	$4,376,693
Vessels under construction	387,662	—	387,662
Vessels held for sale	81,857	35,308	46,549

	$5,231,894	$420,990	$4,810,904

		Accumulated	Net book
December 31, 2010	Cost	depreciation	value
Vessels	$3,502,655	$310,921	$3,191,734
Vessels under construction	1,019,138	—	1,019,138

	$4,521,793	$310,921	$4,210,872

During the nine-month period ended September 30, 2011, the Company capitalized interest costs of $10,962,000 (for the 12 months ended December 31, 2010 - $27,871,000) as vessels under construction.

On September 28, 2011, the Company entered into an agreement with MSC Mediterranean Shipping Company S.A. (“MSC”) to bareboat charter two of our 4800 TEU vessels (York and Maersk Moncton) for a five-year term, beginning from the vessel delivery dates that occurred in October 2011. At the end of the five-year lease term, MSC has agreed to purchase the two vessels for $5,000,000 each. The bareboat charter is considered a sales type lease which will be accounted for as a disposition of vessels upon delivery of the vessels in October 2011. At September 30, 2011, the vessels have been classified as held for sale and have been written down to their fair value, resulting in a total loss on vessels of $8,890,000 that has been presented in accumulated depreciation.

4.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2010	$6,212	$31,395	$37,607
Cost incurred	4,871	8,008	12,879
Amortization expensed	(1,728)	(2,568)	(4,296)
Transfer on loss on vessels (note 3)	(152)	—	(152)
Amortization capitalized	—	(953)	(953)

September 30, 2011	$9,203	$35,882	$45,085

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

5.	Other assets:

	September 30,	December 31,
	2011	2010
Prepaid expenses	$10,612	$9,282
Intangible assets	7,724	5,196
Restricted cash (a)	60,000	60,000
Restricted cash (b)	—	5,000
Restricted cash (c)	5,000	—
Investment in affiliate (d)	4,015	—
Other	5,351	2,507

Other assets	$92,702	$81,985

(a)	$60,000,000 has been placed in a deposit account over which the Lessor (note 7) has a first priority interest.

(b)	In connection with entering into the lease financing arrangement described in note 8, $5,000,000 was held in escrow until the vessel delivery, to fund any vessel construction cost overruns. At September 30, 2011, the vessel has been delivered therefore the cash is no longer restricted.

(c)	In connection with entering into the credit facility described in note 6(a), $5,000,000 will be held in escrow until the vessel delivery, to fund any vessel construction cost overruns.

(d)	On March 14, 2011 the Company entered into an agreement to participate in Greater China Intermodal Investments LLC, (“the Vehicle”), an investment vehicle established by an affiliate of The Carlyle Group. The Vehicle will invest up to $900,000,000 equity capital in containership assets strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau. The Company agreed to make a minority investment in the Vehicle of up to $100,000,000 during the investment period, which is anticipated to be up to five years. During the third quarter of 2011, the Vehicle issued two capital calls requiring the Company to make its pro-rata capital contribution of $2,904,000 on July 20, 2011 and $1,111,000 on September 13, 2011 related to the purchase of four vessels, working capital obligations, organizational expenses and financial advisory fees. The investment is being accounted for on a cost basis.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

6.	Long-term debt:

	September 30,	December 31,
	2011	2010
Long-term debt:
$1.3 billion revolving credit facility (1)	$1,032,745	$1,032,745
$920.0 million revolving credit facility	890,257	718,723
$365.0 million revolving credit facility	323,200	323,566
$218.4 million credit facility	217,662	217,661
$291.2 million credit facility	203,658	—
$235.3 million credit facility	181,944	104,076
$150.0 million credit facility(a)	79,099	—
$15.0 million term loan (2)	15,000	—
$150.0 million revolving credit facility (3)	—	—

Long-term debt	$2,943,565	$2,396,771

(1)

The Company may draw additional funds under this facility so long as the loan-to-market value ratio, being the ratio of the outstanding principal amount of the loan immediately after a drawing to the market value of the vessels that are provided as collateral under that facility, does not exceed 70%. Based on a valuation of the vessels financed under this facility, the Company is currently unable to borrow the remaining $267.0 million under this facility. This restriction does not impact the repayment of amounts already borrowed.

(2)

The Company entered into three term loans of $5,000,000 each to fund a portion of the construction of three 10000 TEU vessels. The loans are non-interest bearing until the respective delivery dates of the vessels, upon delivery of the respective vessels, the loans bear interest at 6% per annum, payable quarterly, and are repayable within three years. The Company has the option to extend the term of the loan by two years bearing interest at 7% per annum, payable quarterly.

(3)	The Company has removed one of the two vessels under this facility and is therefore only able to borrow up to a maximum of $75.0 million or 65% of the vessel delivered costs.

(a)	In September 2011, the Company, through one of its wholly-owned consolidated subsidiaries, entered into a $150,000,000 non-recourse credit facility with certain lenders to fund the construction of a 13100 TEU vessel. The facility is divided into two tranches:

i.	Tranche A, in the maximum amount of $117,400,000. A final payment of approximately $28,700,000 will be required upon maturity of the tranche in year 12.

ii.	Tranche B, in the maximum amount of $32,600,000. There are no repayments until the beginning of year 9. A final payment of approximately $12,300,000 will be required upon maturity of the tranche in year 12.

Interest, payable quarterly, is calculated at the LIBOR rate for the relevant three month period plus a margin of approximately 2.6%.

The Company is subject to a commitment fee of 1% per annum calculated on the undrawn amounts under the facility.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

6.	Long-term debt (continued):

(b)	Minimum repayments:

As at September 30, 2011, minimum repayments for the balances outstanding with respect to the credit facilities are as follows:

2011	$—
2012	85,972
2013	158,979
2014	280,863
2015	801,067
Thereafter	1,616,684

$2,943,565

The minimum repayments above are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility as if they were fully drawn. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.

7.	Other long-term liabilities:

	September 30,	December 31,
	2011	2010
Other long-term liability	$630,039	$542,812
Accrued liabilities	400	1,000

Other long-term liabilities	630,439	543,812
Current portion	(33,997)	(19,096)

	$596,442	$524,716

Other long-term liability:

The Company, through certain of its wholly-owned consolidated subsidiaries, has entered into non-recourse or limited recourse sale-leaseback arrangements with financial institutions to fund the construction of certain vessels under existing shipbuilding contracts.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

7.	Other long-term liabilities (continued):

In these arrangements, the Company has agreed to transfer the vessels to the lessors and, commencing from the delivery of the vessels from the shipyard, lease the vessel back from the lessor over the applicable lease term. In the arrangements where the shipbuilding contracts are novated to the lessors, the lessors assume responsibility for the remaining payments under the shipbuilding contracts.

The leases in these arrangements are capital leases in the consolidated financial statements and, during the construction period, the lessees are the owners of the vessels under construction for accounting purposes.

In each of the arrangements, the lessors are wholly-owned subsidiaries of financial institutions that are variable interest entities and whose only assets and operations are to hold the Company’s leases and vessels. The Company, through the Management Agreements (note 2), operates the vessels during the lease term and supervises the vessels’ construction before the lease term begins. As a result, the Company is the primary beneficiary of the lessors and consolidates the lessors for financial reporting purposes. No gain or loss is recognized upon initial consolidation of the lessors. The liabilities of the lessor are loans due to the associated financial institutions and are non-recourse to the Company. The amounts funded to the lessors materially match the funding received by the Company’s subsidiaries. As a result, the amounts due by the Company’s subsidiaries to the lessors have been included in Other Long-term Liabilities as representing the lessor’s loans due to the applicable financial institutions.

The terms of the leases are as follows:

(i)	Leases for five 4500 TEU vessels

The terms of the leases are five years beginning from each vessel’s delivery dates.

At the end of each lease term, the remaining balances of approximately $64,000,000 will be due. At the end of the lease term, the lessee will be appointed sales agent to sell the vessels; the lessee will receive 99.9% of the proceeds from the sale of each vessel and can choose to purchase the vessels.

Under this arrangement, the Company has five capital leases with a subsidiary of a financial institution whose only assets and activities are to hold the Company’s leases.

As at September 30, 2011, all five of the vessels (December 31, 2010 – one) have been delivered.

The Company has placed $60,000,000 in a cash deposit account over which the lessor has a first priority interest.

As of September 30, 2011, the carrying value of the vessels being funded under this facility is $474,355,000 (December 31, 2010 - $440,208,000).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

7.	Other long-term liabilities (continued):

(ii)	Lease for one 13100 TEU vessel

The term of the lease is 12 years beginning from the vessel’s delivery date. The lessor has provided $144,185,000 of financing. Lease payments include an interest component based on three month LIBOR. At the end of the lease term the outstanding balance of up to $48,000,000 will be due and title of the vessel will transfer to the lessee.

As of September 30, 2011, the carrying value of the vessel being funded under this facility is $171,625,000 (December 31, 2010 - $108,988,000). The vessel delivered during the quarter ended June 30, 2011.

(iii)	Lease for one 13100 TEU vessel

The term of the lease is 12 years beginning from the vessel’s delivery date. The lessor will provide up to $150,000,000 of financing. Lease payments include an interest component based on three month LIBOR. The outstanding balance of the lease at the end of the lease term will be zero and the lessee will have the option to purchase the vessel from the lessor for $1.

As of September 30, 2011, the carrying value of the vessel being funded under this facility is $87,914,000 (December 31, 2010 - $69,072,000).

Based on maximum amounts funded, payments under the leases would be due to the lessors as follows:

2011	$10,854
2012	67,464
2013	71,484
2014	71,744
2015	136,155
Thereafter	548,548

906,249
Less amounts representing:
Interest	(167,555)
Amounts yet to be funded	(108,655)

$630,039

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

8.	Share capital:

(a)	Common shares:

The Company has a dividend reinvestment program (DRIP) that allows interested shareholders to reinvest all or a portion of cash dividends received on the Company’s common shares. If new common shares are issued by the Company, the reinvestment price is equal to the average price of the Company’s common shares for the five days immediately prior to the reinvestment, less a discount. The discount rate is set by the Board of Directors and is currently 3%. If common shares are purchased in the open market, the reinvestment price is equal to the average price per share paid.

The class C common shares are incentive shares that were issued to the Manager for strategic services that are entitled to share in incremental dividends, based on specified sharing ratios, once dividends on the Company’s class A common shares reach certain specified targets, beginning with the first target of $0.485 per share per quarter, and when the Company has an operating surplus sufficient to pay such a dividend. The class C common shares are not convertible to class A common shares. At September 30, 2011, the incentive shares do not have rights to incremental dividends based on the operating surplus calculation of the Company.

(b)	Preferred shares:

The Company had the following preferred shares outstanding:

	Shares		Liquidation preference
Series	authorized	issued	September 30, 2011	December 31, 2010
A	315,000	200,000	$263,701	$241,382
B	260,000	260,000	26,000	26,000
C	40,000,000	14,000,000	350,000	—

The Series A preferred shares accrue a 12% non-cash cumulative dividend per annum until January 31, 2014, which may increase to 15% per annum thereafter as described below.

The Series A preferred shares automatically convert to class A common shares at a price of $15.00 per share (the Exercise Price) at any time on or after January 31, 2014 if the trailing 30 day average trading price of the common shares is equal to or above the Exercise Price.

If at any time on or after January 31, 2014, the trailing average price of the common shares is less than the Exercise Price, the Company has the option to convert the Series A preferred shares at the Exercise Price and pay the Investors 115% of the difference between the Exercise Price and the trailing 30 day average price of the common shares. The Company has the option to pay the difference in common shares or in cash.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

8.	Share capital (continued):

(b)	Preferred shares (continued):

Upon certain triggering events, such as a liquidation, change of control, or merger, amongst others, the investors have the option to convert, in whole or in part, their Series A preferred shares to common shares at the Exercise Price. Depending on the nature of the triggering event, the liquidation preference of the Series A preferred shares will convert at the Exercise Price, or the liquidation preference will convert at the lower of (i) the Exercise Price; or (ii) the price at which the Series A preferred shares are valued in the transaction giving rise to the triggering event.

If the Series A preferred shares have not converted into common shares on or after January 31, 2014, the dividend rate will increase to 15% per annum. The Investors have the option to have the dividend paid in cash or to continue to increase the liquidation preference of the Series A preferred shares by 15% per annum.

The Series B preferred shares were issued for cash and pay cumulative quarterly dividends in cash at a rate of 5% per annum from their issuance date of May 27, 2010 to June 30, 2012, 8% per annum from July 1, 2012 to June 30, 2013 and 10% per annum thereafter. The Series B preferred shares are redeemable at any time at the option of the Company at an amount equal to the liquidation preference plus unpaid dividends. The Series B preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

On January 28, 2011, the Company issued 10,000,000 Series C preferred shares for gross proceeds of $250,000,000. The Series C preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 9.5% per annum from their date of issuance. At any time on or after January 30, 2016, the Series C preferred shares may be redeemed, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants, default on any of its credit facilities, fail to pay dividends or if the Series C preferred shares are not redeemed at the option of the Company, in whole by January 30, 2017, the dividend rate payable on the Series C preferred shares shall increase quarterly, subject to an aggregate maximum rate per annum of 25% prior to January 30, 2016 and 30% thereafter, to a rate that is 1.25 times the dividend rate payable on the Series C preferred shares. The Series C preferred shares are not convertible into common shares and are not redeemable at the option of the holder. The initial dividend on the Series C preferred shares was paid on May 2, 2011.

On May 25, 2011, the Company issued an additional 4,000,000 Series C preferred shares for gross proceeds of $108,600,000, or $27.15 per share. The gross proceeds include accrued dividends to May 25, 2011. The second issuance of Series C preferred shares were issued for cash and have the same terms as the initial issuance of Series C preferred shares.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

9.	Earnings per share:

To the extent that earnings per share (EPS) for class A common shares exceeds the first target dividend level of $0.485 per share per quarter, and there is sufficient operating surplus as defined in the Company’s Articles of Incorporation, undistributed earnings would be allocated to class C common shares for the purpose of calculating EPS under the two-class method. Otherwise, class C common shares would not participate in earnings. To date, class C common shares have not participated in earnings. Although the EPS for class A common shares have exceeded the first target dividend level of $0.485 per share per quarter for certain quarters there has not been adequate operating surplus for class C shares to participate in earnings.

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

For the three months ended September 30, 2011	Loss (numerator)	Shares (denominator)	Per share amount
Net loss	$(122,607)
Less:
Series A preferred share dividends	(7,742)
Series B preferred share dividends	(617)
Series C preferred share dividends	(8,485)

Basic and diluted EPS (1):
Loss from continuing operations attributable to common shareholders	$(139,451)	69,257,000	$(2.01)

For the three months ended September 30, 2010	Loss (numerator)	Shares (denominator)	Per share amount
Net loss	$(70,879)
Less:
Series A preferred share dividends	(6,879)
Series B preferred share dividends	(593)

Basic and diluted EPS (1):
Loss from continuing operations attributable to common shareholders	$(78,351)	68,270,000	$(1.15)

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

9.	Earnings per share (continued):

For the nine months ended September 30, 2011	Loss (numerator)	Shares (denominator)	Per share amount
Net loss	$(106,917)
Less:
Series A preferred share dividends	(22,319)
Series B preferred share dividends	(1,813)
Series C preferred share dividends	(20,031)

Basic and diluted EPS (1):
Loss from continuing operations attributable to common shareholders	$(151,080)	69,045,000	$(2.19)

For the nine months ended September 30, 2010	Loss (numerator)	Shares (denominator)	Per share amount
Net loss	$(229,337)
Less:
Series A preferred share dividends	(19,831)
Series B preferred share dividends	(811)

Basic and diluted EPS (1):
Loss from continuing operations attributable to common shareholders	$(249,979)	68,099,000	$(3.67)

(1)	The convertible Series A preferred shares and share-based payments are not included in the computation of diluted EPS because their effects are anti-dilutive for the period.

10.	Share-based compensation:

In December 2005, the Company’s Board of Directors adopted the Seaspan Corporation Stock Incentive Plan (the Plan), under which our officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s Board of Directors. A total of 2,000,000 shares of common stock (December 31, 2010 - 1,000,000) are reserved for issuance under the Plan, which is administered by the Company’s Board of Directors. The Plan expires ten years from the date of its adoption.

Class A common shares are issued in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

10.	Share-based compensation (continued):

A summary of the Company’s outstanding restricted shares and phantom share units as of and for the nine months ended September 30, 2011 is presented below:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2010	45,904	$10.06	344,000	$11.22
Granted	43,200	13.04	190,000	15.43
Vested	(45,904)	10.06	—	—

September 30, 2011	43,200	$13.04	534,000	$12.72

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At September 30, 2011, 167,000 (December 31, 2010 - 49,000) of the outstanding phantom share units were vested and available for exchange by the holder.

During the three and nine months ended September 30, 2011, the Company recognized a total of $826,000 and $1,703,000 (September 30, 2010 - $706,000 and $1,980,000) in share-based compensation expenses. During the nine months ended September 30, 2011, the total fair value of shares vested was $462,000 (December 31, 2010 - $542,000). As at September 30, 2011, there was $3,201,000 (December 31, 2010 - $1,663,000) of total unrecognized compensation cost to be recognized relating to unvested share-based compensation awards, which are expected to be recognized over a weighted average period of 17 months.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

11.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	September 30, 2011	December 31, 2010
Due to related parties (note 2)	$4,481	$1,450
Accrued interest	15,024	14,205
Other accrued liabilities	15,208	12,739

	$34,713	$28,394

(b)	Supplementary information to the statement of cash flows consists of:

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Interest paid on debt	$7,917	$2,748	$19,493	$7,512
Interest received	214	5	468	41
Undrawn credit facility fee paid	301	559	1,378	1,801
Non-cash transactions:
Dividends on Series A preferred shares	7,742	6,879	22,319	19,831
Dividend reinvestment	3,565	2,198	9,421	5,475
Other long-term liabilities - vessels under construction	867	6,069	100,667	75,402
Other long-term liabilities	5,114	—	5,114	—

12.	Commitments and contingent obligations:

(a)	As at September 30, 2011, based on the contractual delivery dates, the Company has outstanding commitments for the purchase of additional vessels and installment payments for vessels under construction, including payments to be made on the Company’s behalf as described in note 7, as follows:

2011	$16,528
2012	313,275
2013	60,440
2014	209,440

$599,683

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

12.	Commitments and contingent obligations (continued):

(b)	As at September 30, 2011, based on 100% utilization, the minimum future revenues to be received on committed bareboat and time charter party agreements are approximately:

2011	$158,890
2012	682,854
2013	659,530
2014	683,583
2015	683,859
Thereafter	3,726,283

$6,594,999

(c)	Under the Management Agreements, the Manager provides services to the Company for fixed fees. Based on the contractual delivery dates of the vessels under construction and the negotiated rates in the Management Agreements and for the vessels to be delivered but are not yet subject to management agreements, the fixed payments to the Manager for technical services, construction supervision services, and administrative and strategic services are as follows:

2011	$36,192

13.	Financial instruments:

(a)	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
CSCL Asia	$40,527	$40,302	$120,459	$117,481
COSCON	50,709	23,016	112,728	43,104
HL USA	14,899	14,328	42,752	43,646
K-Line	18,091	3,236	43,324	5,829
MOL	10,628	10,628	31,537	31,335
Other	19,972	19,841	58,693	47,870

	$154,826	$111,351	$409,493	$289,265

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

13.	Financial instruments (continued):

(b)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short-term to maturity. As of September 30, 2011, the fair value of the Company’s long-term debt is equal to $2,482,245,000 (December 31, 2010 - $2,043,859,000). As of September 30, 2011, the fair value of the Company’s other long-term liabilities is equal to $632,578,000. The fair value of long-term debt and other long-term liability are estimated based on expected interest and principal repayments, discounted by forward rates plus a margin appropriate to the credit risk of the Company.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

(c)	Interest rate derivative financial instruments:

The Company uses derivative financial instruments, consisting of interest rate swaps and an interest rate swaption, to manage its interest rate risk associated with its variable rate debt. Prior to 2008, the Company applied hedge accounting to certain of its interest rate swaps. In 2008, the Company voluntarily de-designated all such interest rate swaps as accounting hedges such that the Company no longer applies hedge accounting. The amounts in accumulated other comprehensive loss related to the interest rate swaps to which hedge accounting was previously applied will be recognized in earnings when and where the related interest is recognized in earnings.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

13.	Financial instruments (continued):

(c)	Interest rate derivative financial instruments (continued):

Counterparties to the derivative financial instruments are major financial institutions. Due to the nature of the counterparties and the fact that all instruments were in favour of counterparties at September 30, 2011, the risk of credit loss related to these counterparties is considered to be immaterial at September 30, 2011.

As of September 30, 2011, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as at September 30, 2011	Maximum notional amount (1)	Effective date	Ending date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017	(3)
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012	(2)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021	(2)
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021	(4) (2)
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012	(2)
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)	Prospectively de-designated as an accounting hedge on September 30, 2008.
(3)	Prospectively de-designated as an accounting hedge on January 31, 2008.
(4)

The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

13.	Financial instruments (continued):

(c)	Interest rate derivative financial instruments (continued):

The following provides information about the Company’s interest rate derivatives:

Fair value of liability derivatives:

	September 30, 2011	December 31, 2010

Fair value of financial instruments	$568,561	$407,819

Gain (loss) recognized in income on derivatives:

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Change in fair value of financial instruments	$(174,580)	$(113,388)	$(253,525)	$(336,547)

Gain (loss) reclassified from AOCI into income (1):

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Interest expense	$(2,784)	$(3,520)	$(8,970)	$(9,444)
Depreciation	(149)	(81)	(342)	(199)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of accumulated other comprehensive income expected to be reclassified into earnings within the next 12 months is $9,325,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2011

14.	Subsequent events:

(a)	On October 17, 2011 the Company declared a quarterly dividend of $0.59375 per Series C preferred share, representing a distribution of $8,313,000. The dividend was paid on October 31, 2011 to all shareholders of record as October 28, 2011.

(b)	On October 22, 2011 the Company declared a third quarter dividend of $0.1875 per Class A common share, representing a distribution of $12,992,000. The dividend is payable on November 23, 2011 to all shareholders of record on November 14, 2011.

(c)	In October 2011, the Vehicle, entered into a financing facility relating to a portion of its equity payments for new building vessels, which resulted in a return of $3,500,000 of the capital contribution the Company made to the Vehicle.

(d)	In October 2011, the Company, through one of its subsidiaries, entered into a financing transaction with a leading U.S. bank for the UASC Madinah, a 4250 TEU vessel. Initially, the vessel will be sold from the Company to one of its subsidiaries, funded by a $53,000,000 term mortgage-secured loan from the U.S. bank and chartered by its subsidiary to the Company under an operating lease that will allow the Company to continue to time charter the vessel to United Arab Shipping Company (S.A.G.). In June 2012, subject to certain conditions, it is expected that the vessel will be sold to the U.S. bank for the amount outstanding under the term loan and will be leased back to the Company’s subsidiary for approximately 9 years.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are Seaspan Corporation, a leading independent charter owner of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters. We seek additional accretive vessel acquisitions as market conditions allow. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates that are typically associated with long-term time charters.

As of September 30, 2011, we owned a fleet of 65 containerships (including six leased vessels) and had entered into contracts for the purchase of an additional six containerships and contracts to lease one additional containership. The average age of the 65 vessels in our operating fleet was approximately five years as of September 30, 2011. Our customer selection process is targeted at well-established container liner companies that charter-in vessels on a long-term basis as part of their fleet expansion strategy. The following tables list our customers.

Customers for Current Fleet
CSCL Asia
APM
HL USA
COSCON
K-Line
MOL
CSAV
UASC
MSC

Customers for Additional Seven Newbuilding Vessels
COSCON
Hanjin

Please read “Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Non-Recourse Loan Facility Transaction

In September 2011, one of our subsidiaries entered into a transaction with affiliates of a leading Chinese and a leading Japanese bank for a non-recourse loan facility in an amount up to $150 million relating to one of our 13100 TEU newbuilding vessels. The vessel is being constructed by HSHI and was previously financed with up to $75 million under one of our revolving credit facilities. The vessel has been removed as security from that revolving credit facility. Upon delivery of the vessel and through an inter-company operating charter with our subsidiary, we will charter the vessel to COSCON under a 12-year fixed-rate time charter. The subsidiary’s indebtedness under the loan facility is non-recourse to Seaspan.

MSC Mediterranean Shipping Company S.A.

In September 2011, we entered into an agreement to bareboat charter to MSC two of our 4800 TEU vessels (York and Maersk Moncton) for a five-year term, beginning from vessel delivery dates that occurred in October 2011. The charter rates are $10,000 per vessel per day for the first two years increasing to $14,500 per vessel per day for the remaining three years. These are our first bareboat charters, which means that MSC is responsible for the ship operating and voyage expenses of the vessels as well as for their management, including crewing. At the end of the five-year bareboat charter terms, MSC has agreed to purchase the two vessels for $5.0 million each. This transaction resulted in a loss on vessels of $8.9 million for the two vessels for the quarter ended September 30, 2011.

Newbuilding Order and New Customer

In June 2011, we entered into contracts for the construction of three 10000 TEU newbuilding containerships with New Jiangsu and Jiangsu Xinfu pursuant to our right of first refusal agreement with Greater China Intermodal Investments LLC, or the Vehicle, an investment vehicle established by an affiliate of global alternative asset manager, The Carlyle Group, or Carlyle, in which we hold an 11% ownership interest. For more information about our arrangement with the Vehicle, please read “—Investment in Carlyle Containership-Focused Investment Vehicle.” The vessels will be constructed using our fuel efficient New Panamax SAVER design and will be chartered under 10-year, fixed-rate time charters with Hanjin. Hanjin is the largest Korean-based liner company and a new addition to our high-quality customer portfolio. After the initial 10-year charter periods, Hanjin will have options to recharter each ship for an additional two years. The three vessels acquired by us are scheduled for delivery in 2014. We have options to purchase an additional 18 similar newbuilding vessels, which also will be subject to our right of first refusal agreement with the Vehicle. The conflicts committee of our board of directors approved the allocation of the vessels between us and the Vehicle and our acquisition of the three vessels.

Our Series C Preferred Share Offerings

In January 2011, we issued 10 million shares of our 9.5% Series C Cumulative Redeemable Perpetual Preferred Stock, or Series C Preferred Shares, at a price of $25 per share, for net proceeds of $241.3 million. In May 2011, we issued an additional four million Series C Preferred Shares, at a price of $27.15 per share, for net proceeds of $105.2 million, which included accrued dividends to May 25, 2011 of $0.15 per share. In the May 2011 offering, the Series C Preferred Shares were sold at a $2.00 premium per share over the stated liquidation preference of $25 per share. Dividends are payable on the Series C Preferred Shares at an initial rate of 9.5% per annum of the stated liquidation preference. We intend to use the net proceeds from these offerings for general corporate purposes, including funding the construction of our three new 10000 TEU containerships.

Delivery of 10 New Vessels

During the nine months ended September 30, 2011, we accepted delivery of 10 vessels, bringing our fleet to a total of 65 vessels as at September 30, 2011. These vessel deliveries are summarized below:

Vessel	Vessel Class (TEU)	Length of Time Charter	Charterer	Delivery Date
Brevik Bridge	4500	12 years + two 3-year options	K-Line	January 2011
Bilbao Bridge	4500	12 years + two 3-year options	K-Line	January 2011
COSCO Prince Rupert	8500	12 years + three 1-year options	COSCON	March 2011
COSCO Vietnam	8500	12 years + three 1-year options	COSCON	April 2011
Berlin Bridge	4500	12 years + two 3-year options	K-Line	May 2011
COSCO Glory	13100	12 years	COSCON	June 2011
COSCO Pride	13100	12 years	COSCON	June 2011
Budapest Bridge	4500	12 years + two 3-year options	K-Line	August 2011
COSCO Development	13100	12 years	COSCON	August 2011
COSCO Harmony	13100	12 years	COSCON	August 2011

Extension of Time Charter

In March 2011, CSCL Asia exercised its option to extend the long-term time charter for the CSCL Chiwan, upon conclusion of its initial 10-year term. We are currently chartering the vessel to CSCL Asia at a rate of $18,300 per day and the rate for the option period increased to $19,000 per day beginning September 2011, for a term that expires in September 2013. In May 2011, APM exercised its first one-year option to extend the time charters on the Maersk Merritt and Victor upon conclusion of their initial five-year terms. We are currently chartering the vessels to APM at a rate of $23,450 per day. In June 2011, APM did not exercise its first one-year options to extend the time charters for the York and Maersk Moncton. In September 2011, we entered into an agreement to bareboat charter these vessels to MSC for a five-year term beginning in October 2011. At the end of the five year charter terms, MSC has agreed to purchase the two vessels for $5.0 million each. We are finalizing a similar agreement to bareboat charter the Maersk Merritt and the Victor to MSC. These vessels are expected to be re-delivered early by APM. For additional information, please read “Recent Developments.”

Investment in Carlyle Containership-Focused Investment Vehicle

In March 2011, we agreed to participate in the Vehicle, which will invest up to $900 million of equity capital in containership assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau. The amount of equity capital will be reduced to the extent that the Carlyle affiliate member of the Vehicle separately invests in non-containership assets. We believe that the combination of our expertise and relationships in the containership market and Carlyle’s financial resources, global business network and access to capital will enhance our ability to take advantage of growth opportunities in the containership market.

There currently exists significant excess capacity in Asian shipyards, and we believe that, as a result of this excess capacity, in the near term shipyards are willing to provide pricing and design concessions for large newbuilding construction orders. The size of these orders likely exceeds the size of orders we would be able or willing to make on our own. As a result, we view our participation in the Vehicle, and especially the right of first refusal we will have on certain containership investment opportunities available to the Vehicle, as a means of selectively and cost-effectively expanding our fleet. We believe that the combined scale of our business and the Vehicle will allow us to realize volume discounts for newbuilding orders, negotiate design improvements from shipyards and obtain more attractive vessel financing than we would otherwise be able to achieve on our own, thereby creating a competitive advantage for us.

During the third quarter of 2011, the Vehicle issued two capital calls requiring us to make our pro-rata aggregate capital contribution of approximately $4.0 million related to the purchase of four vessels, working capital obligations, organizational expenses and financial advisory fees. The four vessels are scheduled for delivery in 2014 and upon delivery, will commence operations for Hanjin under 10-year, fixed-rate time charters. After the initial 10-year charter periods, Hanjin will have options to recharter each ship for an additional two years. Subsequent to September 30, 2011, the Vehicle entered into a financing facility relating to a portion of its equity payments for new building vessels, which resulted in a return to us of approximately $3.5 million of the capital contribution we made to the Vehicle, and defer certain of our capital contributions until deliveries of newbuilding vessels.

For additional information about the transactions and agreements relating to our investment in the Vehicle, including our right of first refusal, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle, —Certain Relationships and Transactions, —Omnibus Agreement, —Employment Agreement and Other Related Agreements with Gerry Wang, and —Financial Services Agreement with Tiger Ventures Limited” in our 2010 Annual Report.

New Employment Agreement and Other Related Agreements with Gerry Wang

Mr. Wang has served as our chief executive officer and the chief executive officer of our Manager pursuant to an employment agreement with our Manager. In March 2011, in connection with our investment in the Vehicle, Mr. Wang’s agreement with our Manager was amended and restated and we entered an employment agreement and a transaction services agreement with Mr. Wang. Pursuant to our employment agreement with Mr. Wang, which became effective on January 1, 2011, he will continue to serve as our chief executive officer through January 1, 2013. The transaction services agreement will become effective following termination of Mr. Wang’s employment with us. For more information, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” in our 2010 Annual Report.

Dividend Increase and New Dividend Policy

In February 2011, our board of directors adopted a progressive dividend policy aimed at sustainably increasing our dividends in a manner that preserves our long-term financial strength and our ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares, while continuing to permit us to pursue our growth strategy. Our board expects to declare aggregate dividends of $0.75 per Class A common share for the four quarters ending December 31, 2011. Regardless of our dividend policy, declaration and payment of any dividend is subject to the discretion of our board of directors. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy” in our 2010 Annual Report.

Recent Developments

In October 2011, we, through one of our subsidiaries, entered into a financing transaction with a leading U.S. bank for the UASC Madinah, a 4250 TEU vessel. Initially, the vessel will be sold from us to one of our subsidiaries, funded by a $53 million term mortgage-secured loan from the U.S. bank and chartered by our subsidiary to us under an operating lease that will allow us to continue to time charter the vessel to UASC. In June 2012, subject to certain conditions, it is expected that the vessel will be sold to the U.S. bank for the amount outstanding under the term loan and will be leased back to our subsidiary for approximately nine years.

We are finalizing agreements to bareboat charter to MSC the remaining two of our 4800 TEU vessels (Maersk Merritt and Victor) under the same terms as the first two ships beginning from vessel delivery dates that are expected to occur in November 2011. The two vessels had previously been chartered to APM but these vessels are expected to be re-delivered early by APM. The transaction with MSC is expected to result in an aggregate loss on vessels of approximately $7.5 million.

Dividend Payment

On October 31, 2011, we paid a quarterly dividend of $0.59375 per share on our 9.5% Series C preferred shares, representing a distribution of $8.3 million. The dividend was paid to all 9.5% Series C preferred shareholders of record as of October 28, 2011for the period from July 30, 2011 to October 29, 2011.

Potential Transaction

The discussion of the following potential transaction is prospective and is intended to benefit from the protections described in the discussion regarding forward-looking statements in this Report. The potential transaction described below may not be completed, and the terms of the transaction, if completed, may differ materially from those described below.

Potential Acquisition of Seaspan Management Services Limited and Change in Management Fees

Our Manager and certain of its subsidiaries provide us with all of our technical, administrative and strategic services, together with all of our employees, other than our chief executive officer. We have discussed with the owners of our Manager our potential acquisition of all or a portion of our Manager.

We believe any such acquisition of our Manager would increase our control over access to the services our Manager provides on a long-term basis. Additionally, based on the technical management fees and additional fees under the management agreement between our Manager and the Vehicle and disclosure by other public containership companies and third-party management companies, the owners of our Manager have proposed increases in existing technical management fees and the inclusion of additional fees under the management agreements, which they believe reflect current market practice. Under the management agreements, the fees for the technical services are scheduled for renegotiation in December 31, 2011. The conflicts committee of our board of directors is evaluating these proposals with the assistance of financial and legal advisors.

For additional information about the agreements with our Manager that govern the services provided to us, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Management Agreements” in our 2010 Annual Report.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 65 vessels as of September 30, 2011:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	$55.0
COSCO Pride(1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.0	(2)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.0	(2)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(3)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(3)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(4)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
Maersk Merritt(5)	4800	1989	11/6/06	APM	5 years + two 1-year options + one 2-year option	23.5	(6)
Victor	4800	1988	11/20/06	APM	5 years + two 1-year options + one 2-year option	23.5	(6)
York	4800	1989	12/6/06	APM	5 years + two 1-year options + one 2-year option	23.5	(6)
Maersk Moncton(7)	4800	1989	12/22/06	APM	5 years + two 1-year options + one 2-year option	23.5	(6)
Brotonne Bridge(8)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(9)
Brevik Bridge(8)		4500	2011	1/25/11	K-Line 12 years + two 3-year options	34.3	(9)
Bilbao Bridge(8)		4500	2011	1/28/11	K-Line 12 years + two 3-year options	34.3	(9)
Berlin Bridge(8)	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(9)
Budapest Bridge(8)	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(9)
CSAV Licanten(10)	4250	2001	7/3/01	CSCL Asia	10 years + one 2-year option	18.3	(11)
CSCL Chiwan	4250	2001	9/20/01	CSCL Asia	10 years + one 2-year option	18.3	(11)
CSCL Ningbo	4250	2002	6/15/02	CSCL Asia	10 years + one 2-year option	19.7	(12)
CSCL Dalian	4250	2002	9/4/02	CSCL Asia	10 years + one 2-year option	19.7	(12)
CSCL Felixstowe	4250	2002	10/15/02	CSCL Asia	10 years + one 2-year option	19.7	(12)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	10/19/05	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Dubai Express	4250	2006	1/3/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Jakarta Express	4250	2006	2/21/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Saigon Express	4250	2006	4/6/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Santos Express	4250	2006	11/13/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
CSAV Loncomilla	4250	2009	4/28/09	CSAV	6 years	25.9
CSAV Lumaco	4250	2009	5/14/09	CSAV	6 years	25.9
CSAV Lingue	4250	2010	5/17/10	CSAV	6 years	25.9
CSAV Lebu	4250	2010	6/7/10	CSAV	6 years	25.9
UASC Madinah	4250	2009	7/1/10	UASC	2 years	20.5	(15)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.8	(16)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.8	(16)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.8	(16)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.8	(16)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.8	(16)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.8	(16)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.8	(16)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.8	(16)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day, increasing to $34,500 per day after six years.
(3)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.
(4)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(5)	The name of the MSC Sweden was changed to Maersk Merritt in May 2010 in connection with the termination of a sub-charter from APM to MSC.
(6)	APM has an initial charter of five years at $23,450 per day, two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day, respectively, and a final two-year option to charter the vessel at $20,400 per day. APM exercised its first one-year options on the Maersk Merritt and Victor, however it did not exercise its options for Maersk Moncton and York. In September 2011, we entered into an agreement to bareboat charter the Maersk Moncton and York to MSC for five-year terms, beginning from vessel delivery dates that occurred in October 2011. At the end of the five-year lease terms, MSC has agreed to purchase the two vessels for $5 million each.
(7)	The name of the MSC Ancona was changed to Maersk Moncton in August 2010 in connection with the termination of a sub-charter of the vessel from APM to MSC.
(8)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(9)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.
(10)	The name of the CSCL Hamburg was changed to CSAV Licanten in November 2010, in connection with a sub-charter from CSCL Asia to CSAV.
(11)	CSCL Asia has an initial charter of 10 years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the two-year option. CSCL Asia has exercised its options on the CSAV Licanten and the CSCL Chiwan.
(12)	CSCL Asia has an initial charter of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the two-year option.
(13)	For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired, and these charters have automatically extended pursuant to their terms.

(14)	HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day, and $18,500 per day for the two one-year options.
(15)	UASC has a charter of two years with a charter rate of $20,500 per day for the first year, increasing to $20,850 per day for the second year. In addition, we pay a 1.25% commission to a broker on all hire payments for this charter.
(16)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to acquire additional containerships as market conditions allow, and to enter into additional long-term, fixed-rate time charters for such vessels.

During 2008, in accordance with the terms of the management agreement, we negotiated with the Manager and agreed to fixed fees for technical services provided for our vessels ranging from $5,118 to $8,336, depending on vessel size, for the three-year period commencing January 1, 2009 and ending December 31, 2011.

As of September 30, 2011, we had contracted to purchase six additional containerships and to lease one additional vessel, all of which were then currently or will be under construction, and have scheduled delivery dates through July 2014.

As of September 30, 2011, the six newbuilding containerships that we had contracted to purchase and the one that we had contracted to lease consisted of the following vessels:

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. S452	13100	12 years	COSCON	2012	HSHI
Hull No. 2178	13100	12 years	COSCON	2012	HHI
Hull No. S454	13100	12 years	COSCON	2012	HSHI
Hull No. 2180(2)	13100	12 years	COSCON	2012	HHI
Hull No. 983	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 985	10000	10 years + one 2-year option	Hanjin	2014	Jiangsu Xinfu
Hull No. 993	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu

(1)	Each charter is scheduled to begin upon delivery of the vessel to the relevant charterer.
(2)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.

The following chart indicates the estimated number of vessels in our fleet based on scheduled delivery dates and existing newbuilding contracts as of September 30, 2011:

	Quarter ended September 30, 2011	Forecasted
		Year Ended December 31,
		2011	2012	2013	2014
Deliveries	3	—	4	—	3
Operating Vessels	65	65	69	69	72
Total Capacity (TEU)	352,700	352,700	405,100	405,100	435,100

Three and Nine Months Ended September 30, 2011 Compared with Three and Nine Months Ended September 30, 2010

The following is a discussion of our results of operations for the three and nine months ended September 30, 2011 and 2010.

The following provides information about our fleet as of September 30, 2011:

Number of vessels in operation	65
Average age of fleet	4.6 years
TEU capacity	352,700
Average remaining initial term on outstanding charters	7.1 years

We accepted delivery of 13 vessels during the year ended December 31, 2010. We began 2011 with 55 vessels in operation and through September 30, 2011 accepted delivery of 10 vessels, bringing our fleet to a total of 65 vessels in operation as at September 30, 2011. Operating days are the primary driver of revenue, while ownership days are the primary driver for ship operating costs.

	Three Months Ended September 30,		Increase		Nine Months Ended September 30,		Increase
	2011	2010	Days	%	2011	2010	Days	%
Operating days	5,844	4,809	1,035	21.5%	16,236	12,950	3,286	25.4%
Ownership days	5,857	4,871	986	20.2%	16,365	13,169	3,196	24.3%

The following tables summarize vessel utilization and the impact of off-hire time incurred on our revenues for the three and nine months ended September 30, 2011:

	First Quarter		Second Quarter		Third Quarter		Year to Date
	2011	2010	2011	2010	2011	2010	2011	2010
Vessel Utilization:
Ownership Days	5,087	3,908	5,421	4,390	5,857	4,871	16,365	13,169
Less Off-hire Days:
Scheduled 5-Year Survey	(53)	(20)	(58)	(42)	(6)	(52)	(117)	(114)
Unscheduled Off-hire	(2)	(91)	(3)	(4)	(7)	(10)	(12)	(105)

Operating Days	5,032	3,797	5,360	4,344	5,844	4,809	16,236	12,950

Vessel Utilization	98.9%	97.2%	98.9%	99.0%	99.8%	98.7%	99.2%	98.3%

	First Quarter		Second Quarter		Third Quarter		Year to Date
	2011	2010	2011	2010	2011	2010	2011	2010
Revenue — Impact of Off-Hire (in thousands):
100% Utilization	$121,983	$82,378	$134,902	$98,360	$155,056	$112,473	$411,941	$293,211
Less Off-hire:
Scheduled 5-Year Survey	(955)	(347)	(1,173)	(738)	(98)	(914)	(2,226)	(1,999)
Unscheduled Off-hire(1)	(33)	(1,662)	(57)	(77)	(132)	(208)	(222)	(1,947)

Actual Revenue Earned	$120,995	$80,369	$133,672	$97,545	$154,826	$111,351	$409,493	$289,265

[1]	Includes charterer deductions that are not related to off-hire.

The following table summarizes our consolidated financial results for the three and nine months ended September 30, 2011 and 2010:

Financial Summary (in millions)	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2011	2010	$	%	2011	2010	$	%
Revenue	$154.8	$111.4	$43.5	39.0%	$409.5	$289.3	$120.2	41.6%
Ship operating expense	35.9	29.2	6.7	22.9%	99.8	78.3	21.5	27.5%
Depreciation	37.7	26.9	10.8	40.0%	100.5	71.3	29.2	40.9%
General and administrative expenses	3.9	2.6	1.4	52.6%	11.7	6.9	4.8	69.3%
Interest expense	14.0	8.3	5.7	68.8%	34.8	20.3	14.5	71.7%
Change in fair value of financial instruments, loss	174.6	113.4	61.2	54.0%	253.5	336.5	(83.0)	(24.7%)
Loss on vessels	8.9	—	8.9	100.0%	8.9	—	8.9	100.0%

Revenue

The increase in operating days and the dollar impact thereof, for the three and nine months ended September 30, 2011 relative to the corresponding periods in 2010 was due to the following:

	Three Months Ended September 30, 2011		Nine Months Ended September 30, 2011
	Operating Days Impact	$ impact (in millions)	Operating Days Impact	$ impact (in millions)
2011 vessel deliveries	797	$35.2	1,350	$56.3
Full period contribution for 2010 vessel deliveries	189	7.4	1,846	62.2
Changes in rates	—	—	—	0.2
Scheduled off-hire	46	0.8	(3)	(0.2)
Unscheduled off-hire	3	0.1	93	1.7

Total	1,035	$43.5	3,286	$120.2

Vessel utilization was 99.8% and 99.2%, respectively, for the three and nine months ended September 30, 2011 compared to 98.7% and 98.3% for the comparable periods in the prior year.

The increase in vessel utilization for the nine months ended September 30, 2011 was primarily due to the 90 days of unscheduled off-hire resulting from the grounding of the CSAV Licanten (formerly the CSCL Hamburg) in the Gulf of Aqaba on December 31, 2009. During the nine months ended September 30, 2010 we completed or started eight dry-dockings, which resulted in 114 days of scheduled off-hire for the following vessels:

Vessel	Commenced
CSCL Vancouver	Q1
CSAV Licanten(1)	Q2
CSCL Sydney	Q2
CSCL New York	Q2
CSCL Melbourne	Q3
New Delhi Express	Q3
CSCL Brisbane	Q3
Dubai Express	Q3

(1)	CSAV Licanten’s next dry-docking was originally scheduled for 2013; however we combined the repairs of the vessel with an earlier dry-docking which defers the next scheduled dry-docking to 2015.

During the nine months ended September 30, 2011, we completed or started eight dry-dockings, which resulted in a total of 117 days of scheduled off-hire for the following vessels:

Vessel	Commenced
CSCL Sao Paulo(1)	Q1
Jakarta Express	Q1
Saigon Express	Q1
Rio Grande Express	Q1
Lahore Express	Q2
Santos Express	Q2
Victor	Q2
CSCL Chiwan	Q3

(1)

CSCL Sao Paulo’s next dry-docking was originally scheduled for 2013; however, we combined the scheduled dry-docking for this vessel with repairs initiated in December 2010 to achieve savings and defer the next scheduled dry-docking to 2016.

Our cumulative vessel utilization since its initial public offering in August 2005 is 99.2%.

Ship Operating Expense

The increase in ownership days, and the dollar impact thereof, for the three and nine months ended September 30, 2011 relative to the corresponding periods in the prior year was due to the following:

	Three Months Ended September 30, 2011		Nine Months Ended September 30, 2011
	Ownership Days Impact	$ impact (in millions)	Ownership Days Impact	$ impact (in millions)
2011 vessel deliveries	797	$5.7	1,350	$9.5
Full period contribution for 2010 vessel deliveries	189	1.3	1,846	11.5
Changes in extraordinary costs & expenses(1) not covered by the fixed fee	—	(0.3)	—	0.5

Total	986	$6.7	3,196	$21.5

(1)

Extraordinary costs and expenses are defined in our management agreements and do not relate to extraordinary items as defined by financial reporting standards. The portions of extraordinary costs compared to the fixed technical management fee we pay our Manager were 3.3% and 4.1% of total expenses for the three and nine months ended September 30, 2011, as compared to 5.3% and 4.7% for the comparable periods in the prior year. The decrease in the three months ended September 30, 2011 is mainly attributable to the bunkers consumed during off-hire for the CSAV Licanten in 2010. Extraordinary costs as a percentage of the fixed technical management fee for the nine months ended September 30, 2011 was consistent with the comparable period in the prior year.

Depreciation

The increases in depreciation expense for the three and nine months ended September 30, 2011 compared to the corresponding periods of the prior year were due to the additional ownership days from the 10 vessel deliveries in 2011 and a full period of ownership for the 13 deliveries in 2010.

General and Administrative Expenses

The increases in general and administrative expenses for the three and nine months ended September 30, 2011 compared to the corresponding periods of the prior year were primarily due to the new employment agreement with our chief executive officer (which has an effective date of January 1, 2011), additional fees paid to our board of directors for an increased number of meetings and increased legal costs to support financing and growth transactions.

Interest Expense

Interest expense is comprised of interest at the variable rate plus the applicable margin incurred on debt for operating vessels and a reclassification of amounts from accumulated other comprehensive income related to previously designated hedging relationships. The increases in interest expense for the three and nine months ended September 30, 2011, compared to the comparable periods of the prior year were primarily due to higher average operating debt balances compared to the corresponding period of the prior year. The average LIBOR for the three and nine months ended September 30, 2011 was 0.3% and 0.4%, compared to 0.3% for both of the comparable periods of the prior year. Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed rate on operating debt is recorded in our change in fair value of financial instruments caption as required by financial reporting standards. The interest incurred on long-term debt for our vessels under construction is capitalized to the respective vessels under construction.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $174.6 million for the three months ended September 30, 2011, compared to a loss of $113.4 million for the comparable quarter last year. The change in fair value of financial instruments resulted in a loss of $253.5 million for the nine months ended September 30, 2011, compared to a loss of $336.5 million for the comparable period last year. The changes in change in fair value for the three and nine months ended September 30, 2011 were primarily due to decreases in the forward LIBOR curve. The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on the current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly affected by changes in the yield curve. Based on the current notional amount and tenure of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $150 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also affected by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to the publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenure of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $20 million. For additional information about our financial instruments, please read our 2010 Annual Report.

Liquidity and Capital Resources

Liquidity

As at September 30, 2011, our cash and cash equivalents totaled $415.7 million, and we had approximately $0.4 billion available under our credit and lease facilities. Our primary operating liquidity needs include payments under our management agreement and payment of our quarterly dividends. Our other liquidity needs primarily relate to the purchase of the newbuilding containerships we have ordered, debt repayment, any new or future vessel acquisitions and the future potential redemption of our Series C Preferred Shares. The Series C Preferred Shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, which is subject to increase if, among other things, we do not redeem the shares in whole by January 30, 2017. The Series C Preferred Shares are redeemable by us at any time on or after January 30, 2016.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit and lease facilities, new credit facilities, new leases, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and/or debt and equity financings.

A summary of our credit and lease facilities as of September 30, 2011 is as follows:

Name	Amount Outstanding		Amount Committed	Amount Available
	(millions)		(millions)	(millions)
Credit Facilities
$1.3 billion credit facility (1)	$1,032.7		$1,300.0	$—
$920.0 million revolving credit facility	890.3		920.0	29.7
$365.0 million revolving credit facility – Tranche A	65.0		66.6	1.6
$365.0 million revolving credit facility – Tranche B	258.2		258.2	—
$291.2 million credit facility	203.7		291.2	87.5
$235.3 million credit facility	181.9		235.3	53.4
$218.4 million credit facility	217.7		217.7	—
$150.0 million credit facility (non-recourse to Seaspan Corporation)	79.1		150.0	70.9
$15.0 million term loans	15.0		15.0	—
$150.0 million revolving credit facility (2)	—		150.0	75.0

Total Credit Facilities	2,943.6	(3)	3,604.0	318.1

Lease Facilities
$400.0 million lease (limited recourse to Seaspan Corporation) (4)	400.0		400.0	—
$150.0 million lease (non-recourse to Seaspan Corporation) (5)	39.6		150.0	110.4
$150.0 million lease (non-recourse to Seaspan Corporation) (5)	142.9		142.9	—

Total Lease Facilities	582.5		692.9	110.4

Total Credit and Lease Facilities	$3,526.1		$4,296.9	$428.5

(1)	We are able to draw additional funds under this facility so long as the loan-to-market value ratio–being the ratio of the outstanding principal amount of the loan immediately after a drawing to the market value of the vessels that are provided as collateral under that facility–does not exceed 70%. The vessels for which we entered into an agreement to bareboat charter to MSC, as described previously, will continue to remain as collateral under this facility. Based on a valuation of the vessels financed under the $1.3 billion credit facility that was obtained in June 2011 (which was on a without-charter basis as required by our credit facility), we are currently unable to borrow the remaining $267 million available under this facility. This restriction does not impact the repayment of amounts already borrowed. For more information, please read “Item 5. Operating and Financial Review and Prospects – C. Liquidity and Capital Resources – Financing Facilities – Our Credit Facilities” in our 2010 Annual Report.
(2)	We have removed one of the two vessels under this facility and are therefore only able to borrow up to the greater of $75.0 million and 65% of the vessel delivered costs.
(3)	Long-term debt related to operating vessels was $2.6 billion as at September 30, 2011 and $1.8 billion as at December 31, 2010.
(4)	The lessor has funded the $400.0 million committed amount. The difference between the carrying value of this facility and the amount outstanding is due to implicit interest accrued for financial reporting purposes.
(5)	Amounts outstanding are owed by a wholly owned subsidiary of Seaspan Corporation and are non-recourse to Seaspan Corporation.

Newbuilding Commitments

As of September 30, 2011, the estimated remaining installments on the seven vessels we had contracted to purchase or lease, as the case may be, totaled approximately $599.7 million. We believe that the proceeds from our recent Series C issuances, together with the availability under our credit and lease facilities and our anticipated operating cash flows less dividends, will be sufficient to fund the remaining payments for our currently contracted $599.7 million newbuilding program. We believe that we have sufficient liquidity to fund the commitment for our newbuilding program. Future debt and or equity issuances may be considered for growth.

Operating Cash Flows

Our cash flow from operating activities was $158.7 million for the nine months ended September 30, 2011 compared to $97.7 million for the comparable period of the prior year, and is expected to increase as we take delivery of the seven vessels that, as of September 30, 2011, were yet to be delivered.

All of the vessels that we own and are currently committed to acquire are chartered under primarily long-term time charters. The charterers’ payments to us are our sole source of operating cash flow. We believe we have good commercial relations with each of our customers and, to date, they have all met their commitments under their charter contracts with us. However, we cannot assure you that the charterers will be able to continue to make charter payments to us for the remaining terms of the charter agreements. If the charterers are unable to make charter payments to us, our results of operations and financial condition would be harmed.

Factors such as off-hire and increases in operating costs could reduce our operating cash flows available to fund our liquidity needs. Our operating costs include the technical services fee we pay to our Manager pursuant to the management agreements. The technical services fee does not cover extraordinary costs or expenses, as defined in the management agreements, bunkers consumed during off-hire, repair costs or insurance deductibles. Any increase in such costs, which are not covered by the technical services fee, would reduce our future operating cash flows.

Credit and Lease Facilities

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. Our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 61 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignment of management agreements for the vessels.

As of September 30, 2011, our revolving credit facilities and term loans provided for borrowings of up to $3.6 billion, of which $2.9 billion was outstanding. Approximately $267 million of such $3.6 billion was not available to us as of that date. Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 0.85% as of September 30, 2011.

Interest payments on our term loans, excluding the three term loans totaling $15.0 million, are based on either LIBOR plus margins, which ranged between 0.35% and 4.75% as of September 30, 2011 or, for a portion of one of our term loans, KEXIM plus margins, which was 0.65% as of September 30, 2011.

In September 2011, one of our subsidiaries entered into a transaction with affiliates of a leading Chinese and a leading Japanese bank for a non-recourse loan facility in an amount up to $150 million relating to one of our 13100 TEU newbuilding vessels. The vessel is being constructed by HSHI and was previously financed with up to $75 million under one of our revolving credit facilities. The vessel has been removed as security from that revolving credit facility. Upon delivery of the vessel and through an inter-company operating charter with our subsidiary, we will continue to time charter the vessel to COSCON in accordance with the terms of the original 12-year time charter. The subsidiary’s indebtedness under the loan facility is non-recourse to Seaspan Corporation.

Our Lease Facilities

As at September 30, 2011, we had lease obligations of approximately $630.0 million.

Our wholly owned subsidiary Seaspan Finance I Co. Ltd. was a party, as lessee, to lease agreements with Peony Western Leasing Limited, as lessor, for a lease facility used to finance the acquisition of five 4500 TEU vessels. All of these vessels had been delivered as of September 30, 2011. These vessels have commenced operations under 12-year fixed-rate time charters with K-Line. The lessee is a party to each of the time charters with K-Line, and we have guaranteed the performance of the lessee’s obligations to K-Line. The lessee’s obligations under this facility are secured by a general assignment of earnings (other than those related to the time charters for the vessels), insurances and requisition hire for each vessel and a corporate guarantee issued by us in respect of the obligations of the lessee and our Manager. As part of this reduction, we have placed $60.0 million in a deposit account over which the lessor has a first priority interest.

In February 2010, we entered into a sale-leaseback transaction with an affiliate of a leading Chinese bank for a 12-year sale-leaseback of one of our 13100 TEU newbuilding vessels in an amount up to $150.0 million. Following the sale, the purchaser chartered the vessel to one of our subsidiaries and our subsidiary sub-chartered the vessel to us through an inter-company operating charter. We are chartering the vessel to COSCON pursuant to a 12-year, fixed rate time charter. Our subsidiary’s financial indebtedness under its charter is non-recourse to us.

In October 2010, one of our subsidiaries entered into a sale-leaseback transaction for one of our 13100 TEU newbuilding vessels with an affiliate of Crédit Agricole CIB. This vessel is being constructed by HHI and will be under a time charter with COSCON. Upon delivery from HHI, the vessel will be purchased by the affiliate of Crédit Agricole CIB, and through an inter-company operating charter with our subsidiary, we will still time-charter the vessel to COSCON in accordance with the terms of our original time charter. Our subsidiary’s financial indebtedness under the charter is non-recourse to us.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2010 Annual Report.

Statement of Cash Flows

Operating Cash Flows

Net cash from operating activities was $62.0 million and $158.7 million for the three and nine months ended September 30, 2011, respectively, which represent increases of $22.0 million and $61.0 million over the comparable periods in the previous year. The increases were primarily due to the following:

	Three months ended September 30, 2011	Nine months ended September 30, 2011
	(in millions)	(in millions)
Higher operating earnings before depreciation	$35.4	$93.9
Higher swap settlements	(3.6)	(8.7)
Higher cash interest expense, net of amounts capitalized	(6.4)	(15.0)
Working capital changes	(3.9)	(9.6)
Other	0.5	0.4

Increase in net cash from operating activities over the comparable periods in the prior year	$22.0	$61.0

The higher operating earnings before depreciation reflected results from the increase in the number of larger vessels in our fleet over the past year. The increase in swap settlements is primarily due to lower LIBOR and higher notional amounts on our swaps. The increase in interest expense, net of amounts capitalized, is primarily due to the increase in our debt balances from our increased number of operating vessels.

The vessels that we own and are currently committed to acquire are chartered primarily under long-term time charters. The charterers’ payments to us are our sole source of operating cash flow. We believe we have good commercial relations with each of our customers and, to date, they have met their commitments under their charter agreements with us. However, we cannot assure you that the charterers will be able to continue to make charter payments to us for the remaining terms of the charter agreements. If any charterers are unable to make charter payments to us, our results of operations and financial condition would be harmed.

Factors such as off-hire and increases in operating costs could reduce our operating cash flows available to fund our liquidity needs. Our operating costs include the technical services fee we pay to our Manager pursuant to the management agreements. The technical services fee does not cover extraordinary costs or expenses, as defined in the management agreements, bunkers consumed during off-hire, repair costs or insurance deductibles. Any increase in such costs, which are not covered by the technical services fee, would reduce our future operating cash flows.

Investing Cash Flows

Cash used in investing activities was $312.9 million and $608.7 million for the three and nine months ended September 30, 2011, respectively, which represent increases of $295.3 million and $10.3 million over the comparable periods in the previous year. For the three months ended September 30, 2011, cash was used primarily for final installments paid to the shipyards for delivered vessels and installments for vessels under construction. For the nine months ended September 30, 2011, cash was used primarily for final installments paid to the shipyards for 10 vessels and 13 installments for vessels under construction.

Financing Cash Flows

Net cash from financing activities was $513.7 million and $831.6 million for the three and nine months ended September 30, 2011, respectively, which represent increases of $395.8 million and $317.5 million over the comparable periods in the previous year. We received a combined $344.7 million of net proceeds from the first and second issuances of our Series C preferred shares during the nine months ended September 30, 2011. We also increased our net borrowings under our credit facilities in the three and nine months ended September 30, 2011.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

We must make substantial capital expenditures over the long-term to (a) preserve our capital base, which is comprised of our net assets, (b) continue to refinance our indebtedness and (c) fund our dividends. We will likely need at some time in the future to retain additional funds to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following:

•	the remaining lives of our vessels;

•	the returns that we generate on our retained cash flow, which will depend in part on the economic terms of any future acquisitions and charters, which are currently unknown;

•	future market charter rates for our vessels, particularly when they come off charter, which are currently unknown;

•

our future operating and interest costs, particularly after the expiration of the technical services fees and financing arrangements described in this Report (our technical services fees are fixed until December 31, 2011 and will be subject to renegotiation thereafter; the majority of our financings carry fixed interest rate swaps with maturities between 2012 through to 2025; however, future operating and financing costs are currently unknown);

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;

•	the value of our vessels at the time of our future financing requirements; and

•	unanticipated future events and other contingencies.

Please read “Item 3D. Risk Factors” in our 2010 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(dollars in thousands, except per share amounts)
Class A common shares
Declared, per share	$0.1875	$0.1250	$0.5000	$0.3250
Paid in cash	9,378	6,324	25,004	16,630
Reinvested in common shares through dividend reinvestment plan	3,565	2,198	9,421	5,475

	$12,943	$8,522	$34,425	$22,105

Preferred shares
Series A, accrued	$7,742	$6,879	$22,319	$19,831

Series B, paid in cash	$327	$328	$972	$449

Series C, paid in cash	$7,824	$—	$13,894	$—

On October 22, 2011, we declared a third quarter dividend of $0.1875 per common share, representing a distribution of $13.0 million. The dividend is payable on November 23, 2011 to all shareholders of record on November 14, 2011.

On October 17, 2011, we declared a quarterly dividend of $0.59375 per share on our 9.5% Series C preferred shares, representing a distribution of $8.3 million. The dividend was paid on October 31, 2011 to all shareholders of record as October 28, 2011 for the period from July 30, 2011 to October 29, 2011.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and anticipated results and trends and on other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

Recent Accounting Developments

None.

Off-Balance Sheet Arrangements

At September 30, 2011, we did not have any off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended September 30, 2011 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements represent our estimates and assumptions only at the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•

potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition opportunities, vessel financing arrangements and related benefits relating to our venture with the Vehicle;

•	the potential acquisition of our Manager and change in management fees;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•

the recent economic downturn and crisis in the global financial markets and potential negative effects of any reoccurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	taxation of our company and of distributions to our shareholders;

•	potential liability from future litigation; and

•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in our 2010 Annual Report under the heading “Risk Factors.” Our 2010 Annual Report was filed with the Commission on March 30, 2011.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our common shares. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. We use interest rate swaps to manage interest rate price risks, but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of September 30, 2011, our floating-rate borrowings totaled $3.0 billion and we had entered into interest rate swap agreements to fix the rates on a notional principal of $2.5 billion. These interest rate swaps had a fair value of $568.6 million in the counterparties’ favor as of September 30, 2011.

The tables below provide information about our financial instruments at September 30, 2011 that are sensitive to changes in interest rates. See note 7 to our consolidated financial statements included in our 2010 Annual Report, which provides additional information with respect to our debt agreements. The information in this table is based upon our credit and lease facilities.

	Principal Payment Dates
	2011	2012	2013	2014	2015	Thereafter
	(dollars in thousands)
Credit Facilities:
Bearing interest at variable interest rates(1)	—	85,972	158,979	280,863	801,067	1,616,684
Lease Facilities:
Bearing interest at variable interest rates(2)	—	22,830	26,849	27,109	27,388	276,872

(1)	Represents principal payments on our credit facilities that bear interest at variable LIBOR rates for which we have entered into interest rate swap agreements to fix the effective rate. For the purpose of this table, principal repayments are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility as if they were fully drawn. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.
(2)	Includes repayments for amounts yet to be funded of $108.7 million.

As of September 30, 2011, we had the following interest rate swaps outstanding:

Fixed per Annum Rate Swapped for LIBOR	Notional Amount as of September 30, 2011	Maximum Notional Amount(1)	Effective Date	Ending Date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(2)
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.
(2)	We have entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require us to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two-hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106.8 million with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets our 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As at September 30, 2011, these financial instruments were in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of September 30, 2011. As part of our consideration of non-performance risk, we perform evaluations of our counterparties through monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and do not expect to not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

In addition to the other information set forth in this report, you should consider the factors discussed in Item 3.D “Risk Factors” in our 2010 Annual Report, which could materially affect our business, results of operations or financial condition.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Removed and Reserved

None.

Item 5 — Other Information

None.

Item 6 — Exhibits

None.